Forever zen ltd.

960 12th street

south lethbridge, al t1j 2s7 canada

Phone: (866) 860-0707

March 30, 2011

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street NE

Washington, D.C. 20549-3561

Attn: Jay Ingram, Legal Brand Chief

Re:	Forever Zen Ltd.
Amendment No. 2 to Form S-1
Filed March 23, 2011
File No. 333-171637

Dear Mr. Ingram:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated March 29, 2011 by Jessica Dickerson, Staff Attorney of the Commission’s Division of Corporation Finance, this correspondence shall serve as acknowledgment by the Company of the following:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the company many not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Forever Zen Ltd.

By:    /s/ Churyl Kylo

Churyl Kylo

Chief Executive Officer